

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

August 20, 2009

Marc E. Knoller
Chief Executive Officer
CTM Media Holdings, Inc.
11 Largo Drive South
Stamford, CT 06907

> **Re: CTM Media Holdings, Inc.
> Form 10-12G/A
> Filed August 10, 2009
> File No. 000-53718**

Dear Mr. Knoller:

We have reviewed your responses to the comments in our letter dated August 3, 2009, and have the following additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. We note your response to our prior comment four in our letter dated August 3, 2009. Based on your response and the accompanying disclosure on page 22, the financial challenges several important customers of CTM Media Holdings, Inc. are currently experiencing appear likely to affect the company's operations or financial condition in the future. Please revise your risk factor disclosure to reflect the possible impact this may have on the company's revenues and income from business operations.

2. Please expand your disclosure to discuss what sectors of the market the company is currently re-focusing its marketing and distribution efforts on. We note your disclosure on page 22 that the company is "seeking to target those sectors of the market that it believes to be less impacted by the current economic situation."

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or Paul Fischer, Attorney-Adviser, at (202) 551-3415, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Dov T. Schwell, Esq.
      Outside Counsel Solutions
      Via facsimile: (646) 328-1169